UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2*)

Evolution Petroleum Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049A107

(CUSIP Number)

Kelly Loyd
10,000 Memorial Drive, Suite 550
Houston, Texas 77024
(713) 579-2621

with a copy to:

Timothy T. Samson
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John Lovoi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,993,736

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

4,993,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,993,736

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.0%1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Based on 27,782,718 shares of common stock issued and outstanding as of November 1, 2011, as disclosed in Evolution’s 10-Q filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS:
Belridge Energy Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,969,510

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,969,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,969,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1%2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

2 Based on 27,782,718 shares of common stock issued and outstanding as of November 1, 2011, as disclosed in Evolution’s 10-Q filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS:
JVL Global Energy (QP), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		689,568

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

689,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

689,568

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.5%3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

3 Based on 27,782,718 shares of common stock issued and outstanding as of November 1, 2011, as disclosed in Evolution’s 10-Q filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS:
Navitas Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,503,158

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,503,158

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,503,158

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.4%4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

 4 Based on 27,782,718 shares of common stock issued and outstanding as of November 1, 2011, as disclosed in Evolution’s 10-Q filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS:
Navitas Fund (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		175,274

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

175,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

175,274

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.6%5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

5 Based on 27,782,718 shares of common stock issued and outstanding as of November 1, 2011, as disclosed in Evolution’s 10-Q filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS:
Luxiver, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		656,226

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

656,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

656,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.4%6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

6 Based on 27,782,718 shares of common stock issued and outstanding as of November 1, 2011, as disclosed in Evolution’s 10-Q filed on November 9, 2011.

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Evolution Petroleum Corp., a Nevada corporation ("Evolution"), to amend the Schedule 13D filed on November 3, 2008 (the "Original Schedule 13D"), as amended by the Amendment No. 1 to the Original Schedule 13D filed on July 14, 2009 ("Amendment No. 1", and collectively with the Original Schedule 13D, the "Schedule 13D"), and is being filed on behalf of Mr. John V. Lovoi, Belridge Energy Advisors, LP, JVL Global Energy (QP), LP, Navitas Fund LP, Navitas Fund (QP), L.P. and Luxiver, LP (collectively, the "Reporting Persons" and each a "Reporting Person").  This Amendment No. 2 is being filed to add Luxiver, LP to the Schedule 13D, to remove JVL Global Energy, LP ("JVL Global") from the Schedule 13D and to update the beneficial ownership of the Reporting Persons hereto. The Schedule 13D previously reported that JVL Global held 782,960 shares of Common Stock. Effective as of December 31, 2010, JVL Global was merged with and into Navitas Fund LP, and therefore the shares previously held by JVL Global are now held by Navitas Fund LP. As a result, the number of shares of Common Stock held by Navitas Fund LP have been revised upward by 782,960 shares to reflect this merger and the transfer of assets.  Additionally, this Amendment No. 2 also reflects transactions effected by the Reporting Persons hereto in Evolution's Common Stock since the filing of Amendment No. 1.

Except as provided herein, this Amendment  No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.  Identity and Background.

The information in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)
This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"), as amended:

(i)	John V. Lovoi, a citizen of the United States of America;

(ii)	Belridge Energy Advisors, LP, a Delaware limited partnership ("Belridge");

(iii)	JVL Global Energy (QP), LP, a Texas limited partnership ("JVL QP");

(iv)	Navitas Fund LP, a Texas limited partnership ("Navitas");

(v)	Navitas Fund (QP), L.P., a Texas limited partnership ("Navitas QP"); and

(vi)	Luxiver, LP, a Delaware limited partnership ("Luxiver").

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

John V. Lovoi	10,000 Memorial Drive, Suite 550 Houston, Texas 77024

Belridge	1229 Burlingame Avenue, Suite 205 Burlingame, California 94010

JVL QP	10,000 Memorial Drive, Suite 550 Houston, Texas 77024

Navitas	10,000 Memorial Drive, Suite 550 Houston, Texas 77024

Navitas QP	10,000 Memorial Drive, Suite 550 Houston, Texas 77024

Luxiver	10,000 Memorial Drive, Suite 550 Houston, Texas 77024

(c)
(i) Mr. Lovoi is a managing member of each of JVL Advisors, L.L.C., Peninsula – JVL Capital Advisers, LLC  and Lobo Baya, LLC, each of which is the controlling entity of various investment funds. His employment is conducted at 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

(ii)	Belridge's business activities consist primarily of private investment in oil and gas related opportunities.

(iii)	JVL QP's business activities consist primarily of private investment in oil and gas related opportunities.

(iv)	Navitas's business activities consist primarily of private investment in oil and gas related opportunities.

(v)	Navitas QP's business activities consist primarily of private investment in oil and gas related opportunities.

(vi)	Luxiver's business activities consist primarily of private investment in oil and gas related opportunities.

(d) – (e)
None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, their respective controlling entities and/or persons listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information in Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

Between June 13, 2011 and November 17, 2011, Luxiver, LP purchased 656,226 shares of Evolution Common Stock for approximately $4,520,265.87.  These shares were acquired with partnership funds and working capital.

Item 4.  Purpose of Transaction.

The information in Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Belridge Energy Advisors, LP, JVL Global Energy (QP), LP, Navitas Fund LP, Navitas Fund (QP), L.P. and Luxiver, LP holds its respective shares of Evolution Common Stock for investment purposes.

Each of the aforementioned limited partnerships intends to monitor and evaluate its investment in Evolution in light of pertinent factors, including market conditions, Evolution's performance and prospects, the trading price of the Evolution Common Stock, conditions in Evolution's industry and general economic conditions. Each of these limited partnerships may make additional purchases of Evolution Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Evolution Common Stock that it may hereafter acquire.

Except as set forth above, neither Mr. Lovoi nor any of the aforementioned limited partnerships has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (b)
The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 27,782,718 shares of Evolution Common Stock outstanding, which is the total number of shares of Evolution Common Stock outstanding as of November 1, 2011, as reported in Evolution's Quarterly Report on Form 10-Q for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 9, 2011.

(i)
John V. Lovoi does not directly own any shares of Evolution Common Stock. As described on Schedule A hereto, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Belridge, JVL QP, Navitas, Navitas QP and Luxiver, and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to, 4,993,736 shares of Evolution Common Stock collectively held by these entities, representing approximately 18.0% of Evolution's issued and outstanding shares of Common Stock.

(ii)	Belridge is the sole owner of, and has the sole power to vote and dispose of, 1,969,510 shares of Evolution Common Stock (7.1%).

(iii)	JVL QP is the sole owner of, and has the sole power to vote and dispose of, 689,568 shares of Evolution Common Stock (2.5%).

(iv)	Navitas is the sole owner of, and has the sole power to vote and dispose of, 1,503,158 shares of Evolution Common Stock (5.4%).

(v)	Navitas QP is the sole owner of, and has the sole power to vote and dispose of, 175,274 shares of Evolution Common Stock (0.6%).

(vi)	Luxiver is the sole owner of, and has the sole power to vote and dispose of, 656,226 shares of Evolution Common Stock (2.4%).

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.  The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c)
Except as set forth in Item 3 to this Amendment No. 2 or otherwise referred to or incorporated herein, the Reporting Persons have not effected any transactions in Evolution Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2011
/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy (QP), LP
By: JVL Partners, LP
Its General Partner
By: JVL Advisors, L.L.C.
Its General Partner

By: /s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund LP
By: JVL Partners, LP
Its General Partner
By: JVL Advisors, L.L.C.
Its General Partner

By: /s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund (QP), L.P.
By: JVL Partners, L.P.
Its General Partner
By: JVL Advisors, L.L.C.
Its General Partner

By: /s/ John V. Lovoi
John V. Lovoi, Managing Member

Luxiver, LP
By: LB Luxiver GP, L.P.
Its General Partner
By: LB Luxiver, LLC
Its General Partner
By: Lobo Baya, LLC
Its Sole Member

By: /s/ John V. Lovoi
John V. Lovoi, Managing Member

SCHEDULE A

The general partner of Belridge Energy Advisors, LP is Peninsula – JVL Capital Advisors, LLC. The following individuals are managing members of Peninsula – JVL Capital Advisors, LLC: John V. Lovoi and Scott Bedford. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address for Mr. Lovoi is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.  The business address for Mr. Bedford is 1229 Burlingame Avenue, Suite 205, Burlingame, California 94010.

The general partner of JVL Global Energy (QP), LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund (QP), L.P. is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address of such individuals is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.